

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via U.S. Mail

Mr. Tilman J. Fertitta
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

>   **Re: McCormick & Schmick's Seafood Restaurants, Inc.**
>   **Amendment No. 3 to Schedule TO-T filed by LSRI Holdings, Inc. and**
>   **Landry's Restaurants, Inc.**
>   **Filed on April 22, 2011**
>   **File No. 005-79958**

Dear Mr. Fertitta:

We have reviewed your amended filing and have the following comments.

General

1.   Please add Mr. Fertitta to the cover and signature pages of your next Schedule TO amendment.

2.   We note your response to prior comment 2, regarding your disclosure that you may purchase additional shares of MSSR following the tender offer, through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing. In your response, you do not address the point that these transactions following the offer may be made using methods other than open market purchases. Reserving the right to make these additional purchases through unspecified and alternative methods appears inconsistent with Rule 13e-3(g)(1)(i)(A), which requires disclosure of the form of the proposed transaction. Please advise as to your analysis and intentions in this regard.

Is your financial condition relevant to my decision to tender in the offer?, page ii

3.   We note your response to prior comment 4. Without necessarily agreeing with the analysis set forth in your response, we request that you confirm your understanding that further analysis would be required if you were to waive the Minimum Tender Condition.

4.   We note that the while you have received a commitment letter to finance the purchase of securities, the offer is subject to a financing condition. Generally, when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to SEC Release Nos. 34-23421 (July 11, 1986 at footnote 70) and 34-24296 (April 3, 1987).

Conditions to the Offer, page 22

5.   Please include Mr. Fertitta in the language you have added stating that conditions may not be triggered by the action or inaction of Purchaser or Landry's.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 451-2222
        Steven Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP